August 16, 2018

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

       Re: Square, Inc.
           Form 10-Q for the Quarter Ended March 31, 2018
           Filed May 2, 2018
           File No. 001-37622

Dear Mr. Dorsey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 2 - Revenue
Revenue Recognition
Transaction-based revenue, page 11

1. We note you have determined that your transaction-based revenue represents a single performance obligation. Please tell us each promised good or service you have identified in these arrangements. In addition, provide us your analysis regarding how you determined that all goods and services in these arrangements should be combined.
      Reference 606-10-25-19 through 22.
2. Your disclosure indicates that transaction fees collected from sellers are recognized as
 Jack Dorsey
Square, Inc.
August 16, 2018
Page 2
         revenue on a gross basis as the Company is the principal in the delivery of the managed payments solutions to the sellers. Please describe the services provided by each party involved in the payment processing transaction and tell us how you determined you control each service before it is transferred to the customer. Please also address your disclosure on page 58 that you rely on third parties that you do not control. Reference
         ASC 606-10-55-36 through 40.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Staff Accountant, at 202-551-3716 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions.



                                                             Sincerely,
FirstName LastNameJack Dorsey
                                                             Division of
Corporation Finance
Comapany NameSquare, Inc.
                                                             Office of
Information Technologies
August 16, 2018 Page 2                                       and Services
FirstName LastName